Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Charter Blogs Back at OTT Critics
Originally appeared in Multichannel News
By: John Eggerton
March 7, 2016
http://www.multichannel.com/news/ott/charter-blogs-back-ott-critics/403123

Says Its OTT-Friendliness Is Genuine and Makes Business Sense

Charter took to the blogosphere Monday to push back on the allegations it is OTT-unfriendly, saying it was a case of competitors trying to get unnecessary conditions on the deal to serve their own businesses interests.

As the FCC vets its proposed merger with Time Warner Cable, deal opponents have been leveling that charge, and using Charter CEO Tom Rutledge and Liberty Media chairman John Malone's past statements to try and make that the deal could "“harm the continued development of over-the-top video broadband competition.”

According to an ex parte filing on the meeting, representatives of Time Warner (no longer the parent of Time Warner Cable) and HBO met with FCC staffers March 2, the second such meeting over the OTT issue, to drive home that point as the FCC approaches its self-imposed 180-day deadline for completing its deal review.

The first meeting was held back in January.

In a blog post Monday (March 7), Charter said: "Our overriding principle is that consumers should be able to watch the content they want - wherever and whenever they want to watch it - including content offered OTT."

Read more here.
http://www.multichannel.com/news/ott/charter-blogs-back-ott-critics/403123

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Charter CFO Winfrey: 'Operating momentum is hard to get, but we have it'
Originally appeared in Fiercecable
By: Daniel Frankel
March 7, 2016
http://www.fiercecable.com/story/charter-cfo-winfrey-operating-momentum-hard-get-we-have-it/2016-03-07

Calling the cable business "under-penetrated," Charter Communications (NASDAQ: CHTR) CFO Christopher Winfrey continued to hammer home his company's rationale for attempting to by Time Warner Cable (NYSE: TWC) and Bright House Networks.

Speaking at the Deutsche Bank 2016 Media Internet & Telecom Conference, Winfrey said Charter has achieved "operational momentum" since the 2012 digital overhaul initiated under President and CEO Thomas Rutledge, accelerating margins on each user with more efficient customer service and technology.

Plying operational efficiencies such as the Spectrum Guide cloud-based video distribution system, and the World Box standardized set-top template, to the customer bases of TWC and Bright House Networks will allow Charter to expand its momentum, according to Winfrey.

Read more here.
http://www.fiercecable.com/story/charter-cfo-winfrey-operating-momentum-hard-get-we-have-it/2016-03-07

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.